

October 20, 2021

Hilton Schlosberg
Co-Chief Executive Officer
Monster Beverage Corporation
1 Monster Way
Corona, CA 92879

> **Re: Monster Beverage Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Response dated October 5, 2021**
> **File No. 001-18761**

Dear Ms. Schlosberg:

We have reviewed your October 5, 2021, response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 21, 2021, letter.

Form 10-K for the Fiscal Year Ended December 31, 2020

General

1. We note from your response to prior comment 2 that you have had no material capital expenditures for climate-related projects for the periods covered in the 2020 Form 10-K and that future capital expenditures for climate-related projects are not expected to be material. Please tell us about your capital expenditures for climate-related projects and provide us with additional detail supporting your statements regarding materiality, including quantitative information.

Please contact Jennifer Angelini at 202-551-3047 or Sergio Chinos at 202-551-7844 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing